Filed by CFS Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: CFS Bancorp, Inc.
Commission File Number: 000-24611

Citizens Financial Bank provided the following letter and Q&A to its employees on May 13, 2013:

 May 13, 2013

Citizens Employees:

We are excited that Citizens Financial Bank is planning to join First Merchants Bank, and I would like to personally introduce you to our community banking family.

Headquartered in Muncie, Indiana, First Merchants Corporation is a $4.3 billion organization and the largest financial holding company based in Central Indiana. We operate banks under the names First Merchants Bank, Lafayette Bank & Trust and Commerce National Bank, as well as our trust and insurance companies, First Merchants Trust Company and First Merchants Insurance Group. We have been focused on serving the needs of clients in communities like yours for 120 years.

The boards of both First Merchants Corporation and CFS Bancorp, the holding company of Citizens Financial Bank, have approved an agreement to merge our two companies. Pending finalization later this year, our combined company would have nearly 100 banking centers throughout 26 Indiana counties, as well as two counties in both Illinois and Ohio.

I believe you’ll find First Merchants to be a natural extension of the Citizens Financial community; we’re already neighbors. First Merchants has a banking center in DeMotte, just 20 miles from both your Crown Point and Valparaiso locations. Our companies also share a commitment to personal service, long-term client relationships, community involvement and Midwest values.

I’m convinced our planned partnership will prove to be mutually beneficial to our shareholders, communities, and clients, as well as you, our employees. Looking forward, the combined strength of our companies will allow us to offer even better service, more access and a better overall banking experience to our clients, as well as offer added value to our shareholders.

As one company, we will also be better positioned to provide stability for talented team members like you. First Merchants respects and values people as our competitive advantage, offering a competitive benefits package, a family-friendly work environment, and a variety of learning and development opportunities. We also encourage volunteer efforts with paid time off Community Days as part of our First Merchants Serves program.

I’m sure you have questions about First Merchants and what this news means for you and your clients; I hope some will be answered in the enclosed materials or online at firstmerchants.com. We are still in the early stages of the process, but we will continue to share information and timelines for integration, name changes, product roll-outs and platform changes as they become available. As we get final approvals and prepare to combine our banks, rest assured that we will remain true to the principles both our companies were founded on: local decisions, client focus, and community involvement and commitment.

We’re proud of our intent to continue our journey and commitment to community banking as new partners; we look forward to welcoming you to the family.

Sincerely,

Michael C. Rechin
President and CEO
First Merchants Corporation

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.   Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”,  “expect” and similar expressions or future or conditional verbs such as “will”, “would”,  “should”,  “could”,  “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and CFS Bancorp, Inc. (“Citizens”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Citizens will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants and Citizens to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate banks; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission.

First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or news release.  In addition, First Merchants’ and Citizens’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to First Merchants’ and Citizens’ stockholders for their consideration.  In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement for First Merchants and Citizens and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT AND PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY ALL CONTAIN IMPORTANT INFORMATION.  Once filed, you may obtain a free copy of the Proxy Statement and Prospectus, when they become available, as well as other filings containing information about First Merchants and Citizens, at the SEC’s Web Site (http://www.sec.gov).  You may also obtain these documents, free of charge, by accessing First Merchants’ Web site (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information,” and finally under the link “SEC Filings,” or by accessing Citizens’ Web Site (http://www.mybankcitizens.com) under the “Investor Relations” tab, then under the “Financial Documents” tab, and finally under the link “SEC Filings.”

First Merchants and Citizens and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Merchants and Citizens in connection with the proposed Merger.  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF FIRST MERCHANTS IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FOR FIRST MERCHANTS’ 2013 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON MARCH 29, 2013 AND FIRST MERCHANTS’ ANNUAL REPORT ON FORM 10-K FILED ON MARCH 15, 2013.  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF CITIZENS IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FOR CITIZENS’ 2013 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON APRIL 2, 2013.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement and Prospectus regarding the proposed Merger when they become available.  Free copies of these documents may be obtained as described in the preceding paragraph.

Community Banks Unite:
First Merchants and Citizens Financial Banks Employee Information Summary

We are excited to announce that Citizens Financial Bank is planning to join First Merchants Bank. Like us, they are a community bank. Together, we would have combined assets of $5.4 billion with nearly 100 banking locations throughout 26 Indiana counties, as well as two counties in both Illinois and Ohio.  Headquartered in Muncie, Indiana, First Merchants is celebrating its 120th anniversary of providing trusted advice and counsel to clients.

Our companies are similar; both have deep roots in community banking and both are committed to local delivery of exceptional service. In fact, we are already neighbors, as their DeMotte location is just 20 miles from both our Crown Point and Valparaiso banking centers.

Detailed below are some questions many of you may be asking. While we may not have all of the answers today, please be assured that we will be communicating regularly and honestly as we progress toward the closing of this transaction and the integration of Citizens into First Merchants.

Why this combination?
The board of directors and management believe the planned combination of our two well respected companies provides us with an excellent opportunity to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.

What are the benefits of the merger?
Our combined bank would be over $5.4 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health care, IT, internal processing, regulatory and compliance management and more. From a client perspective, we plan to offer more products and services through a broader network while maintaining our legacy of community banking and local decisions.

Will our bank name change?
As part of our planned partnership, we are excited and proud about our intention to take the First Merchants Bank name.

When will the merger close and be effective?
The merger is subject to the approval of the shareholders of both CFS Bancorp and First Merchants Corporation, as well as the receipt of various bank and other regulatory approvals. We plan for the merger to close in the 4th quarter of this year, at which point, Citizens will be merged into First Merchants.

What happens between now and the merger, and how long will it take?
We’ll continue serving our respective clients as we do today. Next, we plan to get approval from regulators, the Securities and Exchange Commission and the shareholders of both companies, and we intend to finalize the combination in the 4th quarter of this year.
Looking forward, as we begin the integration process, many of you will be called upon to serve on committees as your expertise regarding product and process knowledge will be crucial to our combined success. Our shared goal is to minimize client disruption and inconvenience.

Are there plans to close banking centers?
We intend to keep all 20 Citizens Financial banking centers open, including the remote drive up in South Holland. Soon, we plan to provide our clients with the convenience to conduct business at even more locations and ATMs.

Will positions be eliminated, or will job responsibilities change?
As we work toward final approval and go through the integration process, we will have a better idea of how staffing levels and job responsibilities will be affected.

Will my pay be changed?
No changes to salary or pay rates are anticipated as a result of the planned merger. First Merchants’ compensation philosophy is similar to ours in that the focus is on local market conditions when salary or pay rates are determined.

Will there be changes to my benefits package?
First Merchants’ benefits package, offerings, coverage and premiums are very similar to ours. In fact, First Merchants utilizes the Anthem network for health insurance coverage, so we anticipate minimal disruption.

What will happen to my Pentegra Pension Plan if I was part of that benefit plan?
Participation in the Pentegra Pension Plan was frozen on March 1, 2003. If you were part of that plan, you are entitled to your frozen Pentegra pension and will retain that benefit.

When will the new benefits package be in place?
We are anticipating transitioning to First Merchants’ benefits package as soon as practicable following the closing of the planned merger. Details on their benefits package will be shared in the coming months.

How can I learn more about First Merchants?
Their public website is www.firstmerchants.com.